9661 South 700 East	Jaimes Freire, 4 Norte
Salt Lake City, Utah 84070	Calle Las Jardineras #16
USA	Santa Cruz de la Sierra, Bolivia
(801) 619-9320 Office	(591-3)312-1148 Oficina
(801) 619-1747 Fax	(591-3)312-1149 Fax
info@geii.com	info@geii.com

GOLDEN EAGLE INTERNATIONAL, INC.
9661 South 700 East
Salt Lake City, Utah 84070

January 8, 2010

Via Edgar Filing and Facsimile

Anne Nguyen Parker
Douglas Brown
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Golden Eagle International, Inc. Preliminary Proxy Statement on Schedule 14A
Filed December 3, 2009
File No. 0-23726

Dear Ms. Parker and Mr. Brown:

        Golden Eagle International, Inc. (the “Company”) is in receipt of your letter dated December 29, 2009 that commented on the Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”) filed by the Company on December 3, 2009. On January 8, 2010 the Company filed an amendment to the Proxy and addressed the comments raised in your December 29, 2009 letter. The Company’s responses to the comments raised in your December 29, 2009 letter are set forth below.

Will Director be Elected at the Special Meeting . . . , page 8

Comment 1:	We note your disclosure that neither an annual stockholder meeting nor an election of directors was held by the company in 2009. Please include disclosure regarding any risk to the company for the failure to hold an annual meeting and elect directors in 2009.

Response:	Disclosure regarding the potential risks to the Company for failing to hold an annual meeting and elect directors in 2009 has been added to the Proxy Statement in the applicable question and answer that begins on page 8. As revised the disclosure regarding the issue provides (new disclosure in italics):

Anne Nguyen Parker
Douglas Brown
Division of Corporate Finance
U.S. Securities and Exchange Commission
January 8, 2010

         Will directors be elected at the Special Meeting?

Typically, directors would be elected at our annual meeting, but we did not hold an annual meeting of our stockholders in 2009. We are not submitting our current directors for election at the Special Meeting because we are seeking to minimize the number of matters presented to our shareholders for consideration. We expect to hold an annual meeting in 2010 at which time we will submit our directors for election.

Colorado law requires corporations to annually hold a meeting of shareholders and also generally requires that directors are to be elected at an annual meeting. However, the failure to hold an annual meeting does not affect the validity of any corporate action, and does not serve as a forfeiture or dissolution of the corporation. Further, until a corporation holds an annual meeting for the election of directors, directors continue to serve until their successor is elected and qualified. Generally, if a corporation has not held an annual meeting of shareholders within the earlier of six months after the end of that corporation’s most recently ended fiscal year or fifteen months after its last annual meeting, on an application by a shareholder a court may order that a meeting be held and fix the date and time and other matters necessary to hold and conduct the meeting. Although the Company has not held a meeting of shareholders since September 2007, to the Company’s knowledge no shareholder has demanded that a meeting be held.

Proposal 1 – Authorization for the Board to Effect a Reverse Stock Split, page 16

Comment 2:	We note your response to our prior comment 6 and reissue the comment in part. Please revise to disclose the material terms of and the circumstances under which the company issued the Series B Stock to Golden Eagle Mineral Holdings, Inc.

Response:	Starting on page 20 of the Proxy Statement under the subheading "Preferred Stock" is a description of each class of the Company's preferred stock. Included in that description is a bulleted list which specifically addresses the general circumstances under which each class of preferred stock was created and issued, including the Series B Stock which was issued to several persons including Golden Eagle Mineral Holdings, Inc (“GEMH”). At the time the Series B Stock was initially issued to GEMH in December 2006 GEMH was not affiliated with the Company (and except by virtue of its holding of a significant block of the Company’s voting securities is not currently affiliated with the Company), and to the Company’s knowledge was not a Company shareholder. Nonetheless additional disclosure in the Proxy Statement has been added regarding the issuance of the Series B Stock to GEMH as follows (new disclosure in italics):

Anne Nguyen Parker
Douglas Brown
Division of Corporate Finance
U.S. Securities and Exchange Commission
January 8, 2010

In December 2006 we designated 4,500,000 shares of our Series B Stock and issued 1,988,588 shares to four accredited investors to settle debts owed to those investors as we were unable to pay those debts in accordance with our obligations. Included in that debt was $ 1,251,089 that we owed to Golden Eagle Mineral Holdings, Inc. (“GEMH”) who is currently our largest shareholder. Each share of Series B Stock was issued in consideration for $1.00 per share which was paid through the satisfaction of indebtedness. Later in 2007 we issued additional shares of Series B Stock at $1.00 per share both in consideration for cash (in capital raising transactions) and to satisfy other Company indebtedness(including 936,960 shares issued in consideration for another $936,960 that we owed to GEMH). Each share of Series B Stock is convertible into 250 shares of Company common stock, however because at the time of its issuance we did not have any common stock available for issuance, the holder’s ability to convert the Series B Stock into common stock was initially contingent upon additional shares of our common shares being available for issuance. In September 2007, we increased our authorized common stock. Since 2007 certain holders of our Series B Stock have converted their shares into common stock and there remain only 80,000 shares of our Series B Stock outstanding. Currently there are (3) holders of our Series B Stock, including Steve Olsen with 30,000 shares, Joseph Smith with 25,000 shares and Stuart Rubin with 25,000 shares. We have not issued any shares of our Series B Stock since 2007.

Closing Comments

        In connection with the Company’s response to your letter dated December 29, 2009, the Company acknowledges that:

Anne Nguyen Parker
Douglas Brown
Division of Corporate Finance
U.S. Securities and Exchange Commission
January 8, 2010

o	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope we have adequately addressed your comments. Please contact me at 801-619-0320 or my legal counsel, Burns, Figa & Will, P.C. (Herrick K. Lidstone, Jr. or Peter F. Waltz at 303-796-2626) if you need more information or have additional comments.

Respectfully submitted Board Golden Eagle International, Inc. /s/ Terry C. Turner —————————————— Terry C. Turner President, CEO, and Chairman of the Board

cc: Herrick K. Lidstone